IMPERIALI INC.
222 Lakeview Avenue
Suite 160
West Palm Beach, FL 33401
Tel (561) 805-9494

Daniel Imperato

July 28, 2009

Daniel L Gordon, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Imperiali Inc.
Form 10-K for the Fiscal Year Ended August 31, 2008
Filed December 16, 2008
File No. 000-52406

Dear Mr. Gordon:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated July 16, 2008, File Number 000-52406 which lists questions to our disclosures as filed in the Company’s 10-Q for the quarterly period ended February 28, 2009.  Our responses to your questions are listed below.

Form 10-Q for the quarterly period ended February 28, 2009

Note 7 – Entry into a Material Definitive Agreement, Page 8

1.
Comment:  Please tell us how you determined the valuation of the stock that was issued to Mr. Imperato on February 10, 2009.  From your disclosure on your Statement of Changes in Stockholders Equity (Deficit), it appears the valuation of $3 per share significantly exceeds the price paid for any recent sales of your common stock.

Response:  In reference to Note 7, the 2,682,000 shares issued were not issued to Mr. Daniel Imperato.  These shares were issued to shareholders of the three affiliated entities.

These shares were issued to shareholders of the three affiliated entities.  The price per share in the agreement was determined to be $3 per share based on the accounting and SEC rules of using the Company’s last price per share sold by the Company, which was February 2008.

2.
Comment:  Please revise to disclose the conclusions of the registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by the report.

Response:  The date referenced in Item 4 on page 16 should be February 28, 2009 and not August 31, 2008.  The correct disclosure should read:

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of February 28, 2009, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

An amendment to the February 28, 2009 Form 10-Q will be filed to revise the disclosure.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 561-644-1836 if you have any questions about the foregoing or need any additional information.

Sincerely,
IMPERIALI, INC.

/s/ Daniel Imperato

Daniel Imperato

Interim Non-Executive Chairman Emeritus

Cc:  Richard Biggs, board member